

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 27, 2021

Jeffrey DeNunzio
Chief Executive Officer
Catapult Solutions, Inc.
780 Reservoir Avenue, #123
Cranston, RI 02910

   Re: Catapult Solutions, Inc.
    Form 10-12G
    Filed May 3, 2021
    File No. 000-56277

Dear Mr. DeNunzio:

  We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response and any amendment you may file in response to the comment, we may have additional comments.

Form 10-12G filed May 3, 2021

Item 1. Business, page 3

1. We note your disclosure that you did not discover any assets of Ambient Water Corporation from the time Jeffrey DeNunzio was appointed Director until the completion of the Holding Company Reorganization and subsequent separation of Ambient Water Corporation as a stand-alone company. Please tell us if there were any liabilities of Ambient Water Corporation as of the date of the merger. Further, we note that Ambient Water Corporation filed a Form 8-K on February 20, 2018 which states that Ambient Water Corporation assigned its assets and liabilities (the "Assignment") to an Assignee, and that the Assignee will administer the assets and liabilities for the benefit of its creditors. Please tell us if all liabilities of Ambient Water Corporation were settled as part of the Assignment. In addition, please tell us if Ambient Water Corporation had any operating activity subsequent to the Assignment.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jorge Bonilla at 202-551-3414 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at 202-551-5833 or Maryse Mills-Apenteng at 202-551-3457 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction